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05035662

SECUF   IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 2 2005

SEC FILE NUMBER
~~47342~~

8 - 51800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York	N Y	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PROCESSED

Richard Trabulsi	MAR 1 1 2005	(212) 418-4296
		(Area Code — Telephone No.)

THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	N Y	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Richard Trabulsi__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Gleacher Partners LLC__ , as of __December 31__ , __2004__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 20 _07_

_____
Signature

_____
Controller
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC 1410 (3-91)

GLEACHER PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 27, 2005

GLEACHER PARTNERS LLC

Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 7,049,686
Securities owned, at fair value	736,252
Accounts receivable (net of allowance of $187,693)	449,472
Due from affiliates	2,126,257
Notes receivable	120,820
Prepaid expenses	140,602
Deferred charges	1,504,110
Other assets	31,142
	$ 12,158,341

LIABILITIES

Accrued compensation and benefits	$ 1,058,265
Accounts payable and accrued liabilities	441,956
Deferred revenue	1,545,288
	3,045,509

Commitments and contingencies

MEMBER'S EQUITY	9,112,832
	$ 12,158,341

GLEACHER PARTNERS LLC

Notes to Statement of Financial Condition
December 31, 2004

NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2] Securities transactions:

Securities owned are recorded at fair value on a trade date basis. Securities not readily marketable have been valued at fair value as determined by management using various available data.

[3] Cash and cash equivalents:

Cash equivalents consist of operating cash and interest bearing accounts.

[4] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements.

NOTE C - DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid to raise initial capital funds of the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the period for which the Company is entitled to earn management fees.

GLEACHER PARTNERS LLC

Notes to Statement of Financial Condition
December 31, 2004

NOTE D - REGULATORY REQUIREMENTS

As a broker dealer registered with the SEC and the National Association of Securities Dealers, Inc., the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2004, the Company had net capital of $4,004,177 which was $3,754,177 in excess of its required net capital of $250,000.

NOTE E - RETIREMENT PLAN

Employees of the Company participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation as defined, which vests over a three-year period.

NOTE F - CONTINGENCIES

The Company has guaranteed the escrowed undistributed earnings of a fund managed by the Company to a third party, who is also a partner in the general partner of the fund. The guarantee is limited to a maximum of $5,000,000. At December 31, 2004 approximately $3,590,000 of undistributed earnings has been deposited into the escrow account and accordingly has been guaranteed under this arrangement. In the opinion of management, the likelihood of events activating the terms of the guarantee are remote.

The Company has guaranteed a third party that it will realize a level of proceeds on the eventual disposition of certain private equity investments sold by senior members of management to such third party. The maximum liability under the guarantee is $1,000,000. Senior members of management have, in turn, guaranteed repayment of the amount to the Company.

NOTE G - RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with the Parent. The Parent provides certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company reimburses the Parent. Total payments to the Parent for the year ended December 31, 2004 approximated $2,203,000.

The Company maintains unsecured notes receivable from employees that bear interest based on the London Interbank Offered Rate and have maturities of up to two years.

The Company has a fee sharing arrangement with its affiliate located in the United Kingdom and has paid certain expenses on its behalf. At December 31, 2004, approximately $320,000 is due from the affiliate.

The Company has advanced two affiliates an aggregate of $1,000,000 through the issuance of notes which bear interest at a rate of 2.5% per annum and are due at the discretion of the borrower, however no later than June 30, 2005. In addition, during 2004 the Company advanced an affiliate $806,000 which has no defined due date.